

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 2010
DIVISION OF MARKET REGULATION

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

10031321

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management of the Carolinas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 South Boulevard, Suite 230
(No. and Street)

Charlotte, NC 28203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rebecca Douglass 704-332-3131, ext. 234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
(Name – *if individual, state last, first, middle name*)

201 South Tryon Street, Suite 1500, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rebecca G. Douglass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management of the Carolinas, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/Partner
Title

State of North Carolina
County of Mecklenburg

Notary Public

My Commission Expires 8-23-2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

Financial Statements and Supplemental Information
for the Year Ended December 31, 2009 and
Independent Auditors' Report

TABLE OF CONTENTS

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Capital Management of the Carolinas, LLC:

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC as of December 31, 2009 and the related statements of income, of changes in members' equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management of the Carolinas, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer & Walker, LLP

February 8, 2010

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	226,583
Accounts receivable:		
Broker-dealer 12b(1) fees		335,298
Consulting fees		16,500
Prepaid expenses		59,031
Total current assets		637,412
PROPERTY:		
Office furniture and equipment		144,760
Leasehold improvements		46,944
Total		191,704
Less accumulated depreciation and amortization		141,562
Property, net		50,142
DEPOSITS		5,079
TOTAL ASSETS	$	692,633
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$	8,964
Accrued profit sharing contribution		34,270
Total current liabilities		43,234
MEMBERS' EQUITY		649,399
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	692,633

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Broker-dealer 12b(1) fees	$ 4,597,206
Consulting fees	58,921
Interest	2,594
Total	4,658,721
EXPENSES:	
Salaries	2,721,040
Retirement plan contributions	171,346
Insurance	155,562
Office rent	76,474
Travel and entertainment	53,108
Conferences and seminars	41,573
Office supplies and expense	27,186
Legal and professional fees	33,929
Payroll taxes	36,233
Depreciation and amortization	10,506
Telephone	18,239
Technology fees	16,102
Dues and subscriptions	13,116
Regional and state advisory committee expenses	5,679
Marketing	4,426
Contributions	9,335
Regulatory fees	6,599
Licenses and permits	3,649
Other	13,381
Total	3,417,483
NET INCOME	$ 1,241,238

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

MEMBERS' EQUITY, DECEMBER 31, 2008	$	708,161
DISTRIBUTIONS TO MEMBERS		(1,300,000)
NET INCOME		1,241,238
MEMBERS' EQUITY, DECEMBER 31, 2009	$	649,399

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2009

SUBORDINATED LIABILITIES, DECEMBER 31, 2008	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2009	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2009	$ -

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,241,238
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	10,506
Changes in operating assets and liabilities:	
Accounts receivable	57,671
Other assets	(5,645)
Accounts payable	(341)
Accrued profit sharing contribution	2,028
Net cash provided by operating activities	1,305,457
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property	(952)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(1,300,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,505
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	222,078
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 226,583

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2009, the Company had cash equivalents of $105,289 that were uninsured.

Accounts Receivable - The Company extends credit to Fidelity Investments for monthly 12b(1) distribution fees earned under its service agreements, and to the North Carolina State Treasurer for consulting fees. As of December 31, 2009, the Company considers all such receivables fully collectible, and therefore, no allowance for bad debts has been provided.

Property - Property is stated at cost. Depreciation and amortization are provided over estimated useful lives using accelerated and straight-line methods.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Income Taxes - For income tax purposes, the Company is considered to be a general partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of Company income or losses in their respective individual income tax returns. Temporary differences exist between income or loss recognized for financial reporting and income tax purposes. Such differences primarily relate to depreciation, and to the use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

Effective January 1, 2009, the Company adopted the provisions of FASB ASC 740 that pertain to uncertainty in income taxes. This guidance, among other things, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, and disclosures. There were no liabilities for uncertain income tax positions recorded as of December 31, 2009.

Income and Loss Allocations, Distributions and Contributions to/from Members - Allocations of income and losses, and distributions and contributions of cash to/from members are governed by the terms of the members' operating agreement.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 8, 2010, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $181,244 which was $176,244 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .24 to 1.

3. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers all full-time employees. Company contributions to the plan are made at the discretion of management. Contribution expense for the year ended December 31, 2009 totaled $171,346.

4. LEASE COMMITMENTS

The Company leases office space under an operating lease with a term expiring May 2010. In addition, the Company leases other office space with a lease term that expires in August 2010. Rent expense under both office leases for the year ended December 31, 2009 totaled $76,474.

The Company also leases office equipment with lease terms expiring at various dates through September 2012. Rent expense under all equipment leases totaled $8,375 for the year ended December 31, 2009.

Aggregate future minimum lease payments under such leases as of December 31, 2009 are as follows:

Year ending December 31:	
2010	$ 37,327
2011	6,828
2012	5,121
Total	$ 49,276

5. MEMBERS' EQUITY

The members of the Company are subject to an operating agreement which stipulates, among other things, the terms under which equity interests of the Company can be sold or transferred. Under terms of the agreement, a member must receive written consent from 75% of the percentage interest then held by the members to dispose of any interest in the Company. The agreement also provides that a member intending to dispose of an interest in the Company must first offer the interest to the Company and then to other members at a price determined in accordance with the agreement. In addition, the Company is required to purchase the interest of a member upon death or retirement of the member. As of December 31, 2009, the Company's liability for redemptions related to the death of any of its members would be funded from the proceeds of life insurance policies.

6. CONCENTRATION OF REVENUE

The Company maintains two service agent agreements with Fidelity Distributors Corporation with respect to the North Carolina Capital Management Trust (the "Trust") cash and term portfolios. During 2009, the two service agreements accounted for approximately 98% of total Company revenue. The agreements are renewable annually by approval of the trustees of the Trust. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2010. Management of the Company expects that the agreements will be renewed. Recertification of the Trust is conducted every five years by the North Carolina Department of State Treasurer. The next recertification is due in 2010.

7. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2009 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2009

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

See independent auditors' report.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2009 UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2009 (Unaudited)	$	181,244
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2009 (Audited)	$	181,244

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	649,399	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				649,399	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	649,399	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 466,050	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	466,050)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	183,349	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration	2,105	3650			
E. Other (List)		3736	(	2,105)	3740
10. Net Capital			$	181,244	3750

See independent auditors' report.

Part A

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$	2,882	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	176,244	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	175,244	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	43,234	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	43,234	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	23.85	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Capital Management of the Carolinas, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Capital Management of the Carolinas, LLC (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green & Walker, LLP

February 8, 2010